FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA                                                                PRESS RELEASE
--------------------------------------------------------------------------------

For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                in the United States:
jose.guerrero@ica.com.mx                              Zemi Communications

Arq. Ana P. Fernandez del Castillo Daniel Wilson
(5255) 5272-9991 x3456                               (212) 689-9560
 ana.fernandez@ica.com.mx                            d.b.m.wilson@zemi.com

--------------------------------------------------------------------------------

                     ICA REPORTS FOURTH QUARTER 2003 RESULTS
                     ---------------------------------------

Mexico City, February 27, 2004 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the fourth quarter of 2003. ICA recorded fourth quarter revenues of Ps. 2,901 million and an operating profit of Ps. 84 million.

Significant advances were made in ICA's restructuring program. ICA's fourth quarter results reflect an increase in sales, higher operating margins, and an overall reduction of corporate debt; all of which are a product of the restructuring process that began in 1999.

ICA believes that its capital increase in December 2003 and January 2004 will enable it, on the operational side, to reduce fixed costs and implement a simplified and more efficient organizational structure. On the financial side, ICA believes that the resources obtained from the capital increase will enable it to meet its short-term debt obligations, and to assist it in its overall debt restructuring effort.

ICA noted the following highlights:

o    A capital increase for Ps. 2,488 million was completed.

o A new organizational structure is being put in place. This effort contemplates reducing the number of organizational levels within the Company, decentralization of corporate functions, personnel reduction, and a modification of the compensation plan that is expected to reduce fixed costs by Ps. 90 million on an annualized basis. ICA expects this process to be concluded in the first quarter of 2004.

o ICA recorded fourth quarter revenue of Ps. 2,901 million, a 14% increase compared to Ps. 2,541 million in the same period of 2002.

o Operating income for the fourth quarter of 2003 was Ps. 84 million, compared to Ps. 36 million in the same period of 2002. Operating margin was 2.4% in the fourth quarter of 2003 and 1.4% in the prior year.

o Total debt at December 31, 2003 was Ps. 5,294 million, compared to Ps. 5,514 million at the end of December of 2002. Total debt in 2003 includes Ps. 910 million from the financing of the El Cajon hydroelectric project.

o During the quarter, ICA was awarded new projects and contract enlargements of Ps. 2,388 million, including the construction contract for the Shell liquefied natural gas re-gasification terminal in Altamira.

o ICA's construction consolidated backlog as of December 31, 2003 amounted to Ps. 12,661 million, equivalent to 19 months of work based on the volume of work executed in the fourth quarter of 2003.

o Standard & Poor's and Moody's confirmed the investment grade credit ratings for the proposed financing being arranged for the El Cajon project.

o Divestments were US $6 million during the fourth quarter, resulting in aggregate divestments of US $71 million for 2003.

CONSOLIDATED RESULTS
--------------------

Fourth Quarter 2003

  (Ps. million)                     4Q2002           4Q2003          Change (%)
--------------------------------------------------------------------------------
Revenue                             2,541             2,901             14
Operating income                      36               84               137
Operating margin                     1.4%             2.9%
EBITDA                               191               373              96
EBITDA margin                        7.5%             12.9%
Net income (loss) of
     majority interest              (375)             (142)            n.m.
Earnings per share (Ps.)           (0.60)            (0.17)            n.m.
Weighted Average
    Shares Outstanding (million)  621.56            855.96              38

n.m. = not meaningful

EBITDA = Operating income plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation.


ICA recorded fourth quarter revenues of Ps. 2,901 million, a 14 percent increase from fourth quarter 2002 levels, mainly due to work on new projects. During the fourth quarter, revenues from outside Mexico represented 24 percent of total revenues, while revenues in foreign currency accounted for 73 percent of the total.

Fourth quarter operating costs amounted to Ps. 2,548 million, compared to Ps. 2,230 million in the same period of 2002. The increase in operating costs reflected an increase in construction activity.

General and administrative expenses registered during the fourth quarter of 2003 totaled Ps. 269 million compared to Ps. 275 million registered during the fourth quarter of 2002. The decrease in general and administrative expenses was primarily attributable to ICA's expense reduction effort.

Operating income during the fourth quarter of 2003 was Ps. 84 million, compared to Ps. 36 million during the same quarter of 2002. The significant increase in operating income primarily reflected improved operating margins in civil construction, which were partially offset by losses incurred on the AES Andres project in Dominican Republic, the Altamira III and IV projects in Mexico, and in the Urban Train project in Puerto Rico.

EBITDA generated in the fourth quarter of 2003 was Ps. 373 million, compared to Ps. 188 million during the same period of 2002.

ICA's integral cost of financing recorded in the fourth quarter of 2003 was Ps. 62 million, compared to Ps. 78 million recorded in the fourth quarter of 2002, and consisted of the following:

  (Ps. Million)                    4Q2002                    4Q2003
-----------------------------------------------------------------------
Interest Expense                         221                       142
Interest (Income)                       (70)                      (43)
Exchange (Gain) Loss                       1                         3
Monetary (Gain)                         (74)                      (40)
-----------------------------------------------------------------------
Integral Financing Cost                   78                       62



The change in the integral financing cost in the fourth quarter of 2003 compared to the same period of 2002 is the result of debt reduction. The decrease in interest income is the result of the combination of lower interest rates applied to lower earning balances during the quarter. The weighted average interest rate on debt was 10.8 percent during the quarter.

During the fourth quarter, there was a loss on Other Income of Ps. 168 million, primarily reflecting charges for employee severance payments and the restructuring of the compensation plan that totaled Ps. 143 million.

Tax provisions in the fourth quarter of 2003 were Ps. 9 million, Ps. 7 million for income taxes, and Ps. 2 million for statutory worker profit sharing.

ICA recognized a loss of Ps. 7 million from its investments unconsolidated affiliates, principally for the Caruachi hydroelectric project in Venezuela. This account also includes the cancellation of provisions set for the arbitration of the Caracas-La Guaira highway concession in Venezuela and, the results of ICA's investments in the airport technology company (SETA) and the environmental services company CIMA.

ICA recorded a net loss of majority interest of Ps. 142 million in the fourth quarter of 2003, compared to a net loss of majority interest of Ps. 375 million in the fourth quarter of 2002. The decrease in the net loss is primarily the result of a better operating performance and restructuring charges in the fourth quarter of 2002.

The net loss of majority interest was equivalent to a loss of Ps. 0.17 per share (US$ 0.09 per ADS) based on 855.96 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 0.60 per share (US$
0.32 per ADS) recorded in the third quarter of 2002, based on a weighted average of 621.56 million shares outstanding.

SEGMENT RESULTS
---------------

Segment results are shown in the following table:

  (Ps. million)                  4Q2002       4Q2003         Change (%)
-------------------------------------------------------------------------
Civil Construction
   Revenues                            341          991              191
   Operating Profit                  (30%)           5%
Industrial Construction
   Revenues                          1,104          969             (12)
   Operating Profit                     6%         (2%)
CPC-Rodio
   Revenues                            495          583               18
   Operating Profit                  (13%)          13%
Other Segments
   Revenues                            600          357             (41)
   Operating Profit                    22%           1%

The projects that contributed most to revenues were: the El Cajon hydroelectric project and the Chiapas Bridge (Civil Construction); the May "A" and May "B" platforms for Pemex (Industrial Construction); and Rodio's projects in Portugal and Spain (CPC-Rodio).

Civil Construction revenues rose as a result of work on the El Cajon hydroelectric project. The segment's operating results reflect El Cajon as well as the conclusion of projects with reported losses.

Industrial Construction revenue increased as a result of work completed on the May "A" and May "B" platforms and the Chicontepec oil field project, both for Pemex, and on the Iberdrola La Laguna thermoelectric plant. Operating results included additional costs incurred for the AES Andres power plant in the Dominican Republic and the Altamira III and IV projects for Iberdrola. These costs are related to the completion and putting into service of the projects. These additional costs and expenses and lower profitability on other projects produced an operating loss in this segment.

The Compania de Nitrogeno de Cantarell, S.A. de C.V. initiated an arbitration claim against ICA Fluor and Linde AG, ICA, Fluor Corporation and Linde L.P.M., in connection with the nitrogen production facility constructed for the Cantarell oil fields. The parties have responded to the claim, and have filed a counter claim. The resolution should be ready in 4 months and ICA believes it has strong legal arguments in the claim.

CPC-Rodio's results reflected the performance of projects for various clients in Spain and Portugal with positive margins compared to the fourth quarter of 2002, when CPC's losses in Argentina affected final results.
                                              Operating       Operating
  (Ps. Million)                 Revenues        Result          Margin (%)
------------------------------------------------------------------------------
Total Other Segments              357            30              8.4
Real Estate and Housing           209             4              1.9
Infrastructure Operations         129            32              24.7
Other                              20            (6)            (30.7)
------------------------------------------------------------------------------

Other Segments accounted for 12 percent of total revenues during the quarter.

Real Estate and Housing results primarily reflect the operations of the housing unit ViveICA, which accounted for 88 percent of the segment's revenues. ViveICA had total sales of 699 units during the quarter, a 5% increase compared to the units sold during the fourth quarter of 2002. The operating results reflect losses in the real estate operating unit. The real estate unit is expected to be divested as part of ICA's continued divestment program.

As a part of its market penetration strategy, ViveICA has closed agreements with landowners as well as with other developers. During 2002, ViveICA signed a 50-50 joint venture with GEO D.F. for the development of a single project in Mexico City. The project includes 2,200 low-income houses to be developed over a 20-month period. To date, the necessary legal permits required to begin work on the project have not been obtained. There can be no assurance as to when such permits will be obtained, or as to the results of the joint venture if such permits were to be obtained.

Infrastructure Operations sales decreased to Ps. 129 million in the fourth quarter of 2003 from Ps. 213 million during the fourth quarter in 2002 as a result of asset divestments that included the Solaqua water treatment plant, the Bellas Artes parking lot and land from the Corredor Sur in Panama.

Alsur, included in Other, registered a decrease in activity due to the sale of the Veracruz grain terminal. Low margins in the remaining assets generated the segment's operating losses.

CONSTRUCTION BACKLOG
--------------------
                                                             Months Construction
                                             Ps. Million         Equivalent*
--------------------------------------------------------------------------------
Balance, September 2003                        12,817               19
   New contracts and contract enlargements      2,388                4
   Work executed                                2,544                4

Balance, December 2003                         12,661               19
--------------------------------------------------------------------------------

Non Consolidated Backlog**                         93
--------------------------------------------------------------------------------
Global Backlog                                 12,754               19
--------------------------------------------------------------------------------

* Months of work based on the volume of work executed in the fourth quarter of 2003.
** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.


ICA's backlog remained at the same levels as the third quarter of 2003. New projects added during the fourth quarter of 2003 include the construction contract for the liquefied natural gas re-gasification terminal in Altamira, for Ps. 1,612 million, several small projects and contract enlargements. At the end of the fourth quarter, projects in Mexico represented 97 percent of total backlog, and public sector clients represented 73 percent of the total.

El Cajon accounted for Ps. 7,648 million, or 60% of backlog.

El Cajon Hydroelectric Project

As of December 31, 2003, the El Cajon hydroelectric project had advanced 8 percent, equivalent to Ps. 889 million in revenues. In December 2003, the work preparatory for the diversion of the Rio Santiago was successfully completed. This will allow the construction of the coffer dam and the completion of the diversion tunnels. The diversion of the river, a critical milestone for the project, is scheduled for March of this year.

The proposed long-term financing of the project has received BBB- and Baa3 ratings from Standard & Poor's and Moody's, respectively. The structure contemplates limited recourse by the creditors to the consortium members; ICA holds 61 percent of the equity in the project.

The target long-term financing is for US$ 682 million, which is expected to be comprised of a bond placement and a syndicated loan, maturing in 2008.

TWELVE MONTHS CONSOLIDATED RESULTS
----------------------------------

(millions of pesos)                             2002       2003      Change (%)
--------------------------------------------------------------------------------
Revenues                                       8,698       9,555         10
Operating Income                                163         41          (75)
Operating margin                                1.9%       0.4%
EBITDA                                          609         593         (3)
   EBITDA margin                                7.0%       6.2%
Net income (loss) of majority interest        (1,441)     (1,069)       (26)
Earnings per share (Ps.)                       (2.32)     (1.57)        (38)
Shares outstanding (million)                   621.56     855.96

Revenues for 2003 totaled Ps. 9,555 million, a 10% increase compared to Ps. 8,698 million registered during 2002. Construction backlog increased Ps. 6,964 million to Ps. 12,579 million, equivalent to 19 months work at fourth quarter levels, compared to Ps. 5,707 million in 2002 equivalent to 10 months work.

Operating costs increased to Ps. 8,599 million in 2003 from Ps. 7,479 million in 2002, reflecting a higher level of activity charges relating to the completion of the Puerto Rico Coliseum and the Altamira III and IV projects.

General and administrative expenses decreased from Ps. 1,056 million to Ps. 915 million as a consequence of the cost reduction programs pursued by management.

As a result, the operating profit was Ps. 41 million, compared to Ps. 163 million last year.

EBITDA for 2003 totaled Ps. 593 million, with a margin of 6.2%, compared to an EBITDA of Ps. 609 million and a 7% margin in 2002.

The net loss decreased to Ps. 1,069 million from Ps. 1,441 million in 2002.

BALANCE SHEET
-------------

  (Ps. million; end of period)             2002         2003       Change (%)
------------------------------------------------------------------------------
Current assets                             7,301        8,079        10.7%

   Of which: Cash and cash equivalents     3,146        3,752        19.2%

             Accounts receivable           1,898        2,132        12.3%

Long term investments                      4,934        4,486        (9.1%)

Property, plant and equipment              1,442        1,367        (5.1%)

Other long term assets                      122          190         56.4%
----------------------
Total assets                              15,464       16,095         4.1%

Current liabilities                        6,627        7,011         5.8%

Long term liabilities                      4,648        3,705       (20.3%)

Shareholders' equity                       4,189        5,379        28.4%
--------------------
Total liabilities and equity              15,464       16,095         4.1%

As of December 31, 2003, ICA had cash and equivalents of Ps. 3,752 million. Of this amount, 43 percent was in ICA's joint venture subsidiaries, ICA Fluor and Rodio; payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners. Another 43 percent was held in the corporate level and the remaining cash was largely held in other operating subsidiaries. Cash and cash equivalent increased at year end 2003 as a result of the capital increase.

Short-term accounts receivables increased to Ps. 2,132 million as of year-end 2003 from Ps. 1,898 million in 2002, primarily as a result of an increased volume of work, an increase in Rodio and Pemex project accounts receivable. Long-term assets include El Cajon accounts receivable totaling Ps. 872 million.

The 20 percent reduction in long term liabilities to Ps. 3,705 million in 2003 from Ps. 4,648 million in 2002, resulted from the reclassification of the convertible bond to short-term from long-term, and includes Ps. 910 million in debt from El Cajon.

Shareholders' equity increased as a result of newly subscribed and paid in capital from the issuance of new shares during December 2003, described below.

Debt

Total debt at the end of the fourth quarter was Ps. 5,433 million, a reduction of Ps. 102 million, or 1.83 percent, compared to the same period of 2002.

      (Ps. million)                     4Q2002                4Q2003
     -------------------------------------------------------------------
     Short Term Debt                         1,244                 2,077
     Long Term Debt                          4,270                 3,217
     -------------------------------------------------------------------
     Total Debt                              5,514                 5,294
     Cash & Equivalents                      3,146                 3,752
     % of Debt in foreign currency           2,367                 1,542

As of December 31, 2003, 38 percent of ICA's total debt matured in less than one year; 24 percent is securities debt; and 66 percent is denominated in foreign currency, principally dollars.

The convertible bond, which matures in March 2004, had a balance of US $95.8 million as of December 31, 2003.

      (Ps. million)                     4Q2002                4Q2003
     -------------------------------------------------------------------
     Bank Debt                               4,196                 3,099
     Securities Debt                         1,318                 1,285
     Project Finance                                                 910
     -------------------------------------------------------------------
     Total Debt                              5,514                 5,294

Bank debt decreased mainly due to repayment of corporate debt, while project finance debt for specific projects increased.

Capital Increase

The capital increase was authorized by ICA's general shareholders meeting on November 17, 2003.

The new share issue was completely subscribed. As of December 31, 2003, a total of Ps. 2,112 million had been paid in. The balance - 188 million shares - were subscribed and paid in during January 2004.

To date, 1,865,054,114 shares of Empresas ICA Sociedad Controladora, S.A. de C.V are outstanding.

Use of Proceeds from the Capital Increase

As of December 31, 2003, Ps. 132 million of the proceeds obtained from the capital increase had been used for working capital, Ps. 139 million had been used for tax payments, Ps. 36 million had been used for payments of principal and interest on financial debt, and Ps. 13 million had been used for severance payments.

Liquidity and Financial Ratios

As of December 31, 2003, ICA had cash and equivalents of Ps. 3,752 million, an increase of Ps. 606 million compared to Ps. 3,146 million as of December 31, 2002.

The current ratio as of the end of the fourth quarter of 2003 was 1.15, compared to 1.10 in the same period of 2002.

The leverage ratio (total debt/equity) decreased to 0.98 in the fourth quarter, compared to 1.32 in the same period of 2002.

Capital Expenditures

Capital expenditures for the fourth quarter of 2003 totaled Ps. 187 million, which included investments in equipment and work camps for El Cajon hydroelectric project, land improvements at Mata Redonda and El Empalme, construction of marine platforms and the second phase construction of the Sissa waste water treatment plant in Coahuila.

Divestments

During the fourth quarter of 2003, ICA carried out divestments of US $6 million, including the sale of land in Los Cabos, Baja California, Argentina and Puerto Rico.

Compensation Plan Restructuring

ICA established provisions during the fourth quarter to restructure its compensation plan from a fixed compensation structure to a plan with fixed and variable components. The fixed compensation plan will be cancelled, and accumulated benefits will be paid out. Additionally, ICA's options plan will be cancelled. Options granted to date will remain in force until their maturity, and new options will not be granted. To date, the new plan has already gone into effect. ICA estimates that the cost of restructuring the compensation plan will total Ps. 180 million, net of prior reserves, and that the restructuring will generate annual savings of Ps. 90 million.

CONFERENCE CALL INVITATION
--------------------------

ICA invites you to participate in a conference call on Friday, February 27th at 9:30 a.m. US Eastern time (8:30 a.m. Mexico time). In order to participate, please call (800) 475-2151 from the U.S. or (973) 582-2710 internationally, 5 to 10 minutes before the scheduled time. The reference code is 4548133. A taped replay will be available until midnight on March 5th by calling (877) 519-4471 from the U.S. or (973) 341-3080 internationally, with the same reference code.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of December 31, 2003 purchasing power. The exchange rate used for the conversion of amounts at December 31, 2003 was Ps. 11.24 per US dollar. The sum of line items may not match totals because of rounding.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

                               Three Tables Follow


                                           (Millions of Constant Pesos)                     (Millions of Constant Pesos)
                                                  3 Months Ended                                  12 Months Ended
Income Statement                                   December 31                                      December 31
                                       ----------------------------------------     --------------------------------------------
                                                  Exchange Rate          11.24                   Exchange Rate       11.24
                                       ----------------------------------------     --------------------------------------------
                                         IV 02               IV 03  US Million       2002             2003      Var%  US Million
-----------------------------------    ----------------------------------------     --------------------------------------------
Revenues                               Ps.  2,541 Ps.         2,901  US$    258    Ps.8,698       Ps.  9,555      10  US$   850
Cost of Sales                               2,230             2,548         227       7,479            8,599      15        765
Gross Profit                                  311                354         31       1,219              956    (22)        85
General & administrative Expenses             275                269         24       1,056              915    (13)        81
-----------------------------------    ----------------------------------------     --------------------------------------------
Operating Income                               36                 84          8         163               41    (75)          4
  Interest Expense                            221                142          8         623              534    (14)         47
  Interest (Income)                          (70)               (43)         13       (180)            (139)    (23)       (12)
  Loss (Gain) in Foreign Exchange               1                  3          0         169               64    (62)          6
  Loss (Gain) in Monetary Position           (74)               (40)        (4)       (137)             (87)    (37)        (8)
-----------------------------------    ----------------------------------------     --------------------------------------------
Total Financing Cost                           78                 62          6         475              372    (22)         33
Income After Financing (Gain) Cost           (42)                 22          2       (312)            (330)       6       (29)
Other (Income) Loss Net                        34                168         15         236              275      16         24
Income Before Taxes and
  Employees' Profit Sharing                  (76)              (146)       (13)       (548)            (605)      10       (54)
Reserve for Taxes and Employees'
  Profit Sharing                              293                  9          1         615              335    (46)         30
-----------------------------------    ----------------------------------------     --------------------------------------------
Net Income (Loss) After Taxes and           (369)              (155)       (14)     (1,163)            (940)    (19)       (84)
  Employees' Profit Sharing
Share in Net Income (Loss) of
  Unconsolidated Affiliates                  (15)                (7)        (1)       (137)            (167)      22       (15)
-----------------------------------    ----------------------------------------     ---------------------------------------------
Income (Loss) in Discontinued                 (8)                 -           -           -                -       -          -
  Operations
Net Consolidation Income
  (Loss)                                    (392)             (162)        (14)     (1,300)          (1,107)    (15)       (98)
Net Income (Loss) or Minority
  Interest                                   (17)              (20)         (2)         142             (37)    (126)       (3)
-----------------------------------    ----------------------------------------     --------------------------------------------
Net Income (Loss) of Majority               (375)             (142)        (13)     (1,441)          (1,069)     (26)      (95)
  Interest
Depreciation And Amortization                 152               289                     446              552
-----------------------------------    ----------------------------------------     --------------------------------------------
EBITDA (Operating Income +                    188               373          33         609              593                 53
  Depreciation & Amortization)
-----------------------------------    ----------------------------------------     --------------------------------------------
EBITDA Margin                                7.4%             12.9%                    7.0%             6.2%
-----------------------------------    ----------------------------------------     --------------------------------------------
Primary:  weighted average shares          621.56            855.96                  621.56           680.64
  (millions)
EPS:                                       (0.60)     -0.32  (0.17)  US$  -0.09      (2.32)  -1.24   (1.57)          US$ -0.84


Operating Results by Segment            (Millions of Constant Pesos)                    (Millions of Constant Pesos)
                                             3 Months Ended                                 12 Months Ended
                                               December 31                                    December 31
                                   IV 02         IV 03      US Million              2002         2003       US Million
---------------------------    ------------  ------------  ------------          ------------ ------------ ------------
Revenues                             2,541         2,901           258                8,698        9,555         850

  Civil Construction                   341           991            88                1,021        2,145         191
  Industrial Construction            1,104           969            86                4,154        4,061         361
  CPC-Rodio                            495           583            52                1,696        1,974         176
    Total Construction         ------------  ------------  ------------          ------------ ------------ ------------
                                     1,940         2,544           226                6,870        8,179         728
  Real Estate & Housing                342           209            19                1,003          783          70
  Infrastructure Operations            213           129            12                  606          492          44
  Other Segments                        45            20             2                  218          100           9
---------------------------    ------------  ------------  ------------          ------------ ------------ ------------
    Total Other Segments               600           357            32                1,828        1,375         122


                                   IV 02         IV 03      US Million              2002         2003     US Million
---------------------------    ------------  ------------  ------------          ------------ ------------ ------------
Operating Income                        36            84             8                  164           40           4

  Civil Construction                  (104)           60             5                 (328)          (2)          0
  Industrial Construction               71           (29)           -3                  405          (98)         -9
  CPC - Rodio                          (63)           24             2                  (16)          78           7
---------------------------    ------------  ------------  ------------          ------------ ------------ ------------
    Total Construction                 (96)           55             5                   61          (22)         -2
  Real Estate & Housing                 29             4             0                  (20)          (1)          0
  Infrastructure Operations            106            32             3                  125           49           4
  Other Segments                        (3)           (6)           -1                   (2)          14           1
---------------------------    ------------  ------------  ------------          ------------ ------------ ------------
    Total Other Segments               132            30             3                  103           62           6


                                   IV 02         IV 03                              2002         2003
---------------------------    ------------  ------------  ------------          ------------ ------------
Operating Margins                      1.4%          2.9%                               1.9%         0.4%

  Civil Construction                 -30.5%          6.1%                             -32.1%        -0.1%
  Industrial Construction              6.4%         -3.0%                               9.8%        -2.4%
  CPC - Rodio                        -12.7%          4.1%                              -0.9%         4.0%
---------------------------    ------------  ------------  ------------          ------------ ------------
    Total Construction                -3.8%          1.9%                               0.7%        -0.2%

  Real Estate & Housing                8.5%          1.9%                              -2.0%        -0.1%
  Infrastructure Operations           49.7%         24.7%                              20.6%        10.0%
  Other Segments                      -6.6%        -30.7%                              -0.9%        13.9%
---------------------------    ------------  ------------  ------------          ------------ ------------
    Total Other Segments               5.2%          1.0%                               1.2%         0.6%


                                                               (Millions of Constant Pesos)
Consolidated Balance Sheet                                          As of December 31
                                                                   2002           2003                   US Million
-------------------------------------------------------------------------------------------            --------------
Assets

Cash and Cash Equivalents                                            3,146          3,752  US$                334
Trade and Contract Receivables                                       1,898          2,132                     190
Inventories                                                          1,474          1,383                     123
Other Receivables                                                      660            622                      55
Other Current Assets                                                   122            190                      17
-----------------------------------------------------------------------------------------            --------------
   Total Current Assets                                              7,301          8,079                     719
Investment in Concessions, Affiliated
Companies and Long-Term Receivables                                  4,968          4,486                     399
Property, Plant and Equipment Net                                    1,442          1,367                     122
Other Assets                                                         1,754          2,038                     181
-----------------------------------------------------------------------------------------            --------------
   Total                                                             8,163         15,970                   1,421

Liabilities and Stockholders' Equity
Accounts Payable                                                     1,131          1,151                     102
Current Debt                                                         1,244          2,077                     185
Other Current Liabilities                                            4,252          3,783                     337
-----------------------------------------------------------------------------------------            --------------
   Total Current Liabilities                                         6,627          7,011                     624
Long-Term Debt                                                       4,270          3,217                     286
Other Noncurrent Liabilities                                           344            363                      32
-----------------------------------------------------------------------------------------            --------------
Total Liabilities                                                   11,241         10,591                     942
Stockholders' Equity                                                 4,189          5,379                     479
-----------------------------------------------------------------------------------------            --------------
   Total                                                            15,430         15,970                   1,421

Current Ratio................................................         1.10           1.15                    1.15
Cash/Current Debt............................................         2.53           1.81                    1.81
Total Debt...................................................        5,514          5,294                     471
Leverage (Total Liabilities/Equity)..........................         2.68           1.97                    1.97
Leverage (Debt/Equity).......................................         1.32           0.98                    0.98

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2004


                                         Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                           /s/ JOSE LUIS GUERRERO
                                           Name:  Dr. Jose Luis Guerrero
                                           Title: Vice President, Finance